UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 4

SYMMETRICOM, INC.

(Name of Subject Company (Issuer))

PETT ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

MICROSEMI CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

871543104

(CUSIP Number of Class of Securities)

David Goren, Esq.

Senior Vice President Business Affairs, Legal and Compliance

Microsemi Corporation

One Enterprise

Aliso Viejo, California 92656

(949) 380-6100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$348,219,840.30	$44,850.72

(1)     Estimated for purposes of calculating the amount of the filing fee only. This calculation is based on the offer to purchase up to 48,498,585 shares of common stock, par value $0.0001 per share, of Symmetricom, Inc. (the “Company”), at a purchase price of $7.18 per share, net to the tendering stockholder in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 42,083,865 shares of common stock of the Company that were issued and outstanding as of October 25, 2013; (ii) 6,214,720 shares of common stock of the Company potentially issuable upon conversion of outstanding in-the-money stock options as of October 25, 2013, and (iii) up to 200,000 shares of common stock of the Company which constitutes the maximum number of shares that may be issued prior to the expiration of the Offer under the 2010 Employee Stock Purchase Plan of the Company.

(2)     The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued by the Securities and Exchange Commission on August 30, 2013, by multiplying the transaction value by .00012880.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44,850.72	Filing Party: Microsemi Corporation
Form of Registration No.: Schedule TO	Date Filed: October 28, 2013

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.	☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.	☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (cross-border issuer tender offer).

☐  Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 28, 2013 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed on November 1, 2013, that certain Amendment No. 2 filed on November 6, 2013 and that certain Amendment No. 3 filed on November 8, 2013, the “Schedule TO”), by (i) PETT Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of Symmetricom, Inc., a Delaware corporation (the “Company”), at a purchase price of $7.18 per Company Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 28, 2013 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used in this Amendment No. 4 but not defined herein shall have the respective meaning given to such terms in the Schedule TO.

The information set forth in the Offer to Purchase (as amended hereby), including Schedule I thereto, is hereby incorporated by reference in response to Items 1 through 13 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1. Summary Term Sheet.

Summary Term Sheet—Each of the references to the phrase “Acceptance Time” in the paragraph below the heading “Will the tender offer be followed by a merger if all of the Company Shares are not tendered in the Offer?” of the Offer to Purchase is hereby replaced with the phrase “Acceptance Date”.

Item 11. Additional Information.

Section 11—“The Transaction Documents.” of the Offer to Purchase is hereby amended as follows:  Each of the references to the phrase “Acceptance Time” in the first paragraph of each of the subsections captioned “Merger Without a Meeting of Stockholders; Stockholders’ Meeting.” and “Directors’ and Officers’ Indemnification and Insurance.” is hereby replaced with the phrase “Acceptance Date”.

Section 12—“Purpose of the Offer; Plans for the Company.” of the Offer to Purchase is hereby amended as follows:  The reference to the phrase “Acceptance Time” in the penultimate paragraph of the subsection captioned “Appraisal Rights.” is hereby replaced with the phrase “Acceptance Date”.

Section 15—“Conditions of the Offer.” of the Offer to Purchase is hereby amended by amending and restating in its entirety the last sentence of subsection (c) of such section:

“For the purposes of the foregoing, a ‘Burdensome Action’ means to litigate or participate in the litigation of any Action, whether judicial or administrative, brought by any governmental authority or appeal any order (a) challenging or seeking to make illegal, delaying materially or otherwise directly or indirectly restraining or prohibiting the consummation of the Offer or the Merger or seeking to obtain from Parent or any of its subsidiaries any damages in connection therewith, (b) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent or any of their respective affiliates of all or any portion of the business or assets of Parent or the Company or any of their respective subsidiaries or to require any such person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any portion of the business or assets of Parent, the Company or any of their respective subsidiaries, in each case as a result of or in connection with the Offer or the Merger, (c) seeking, directly or indirectly, to impose or confirm limitations on the ability of Parent or any of its affiliates to acquire or hold, or exercise full rights of ownership of, any Company Shares or any shares of capital stock of the Surviving Corporation on all matters properly presented to the stockholders of the Company or the Surviving Corporation, respectively, (d) seeking to require divestiture by Parent, the Company or any of their respective subsidiaries of any Company Shares or any business or assets of the Company or its subsidiaries or Parent or its subsidiaries, or (e) that would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Parent of the Transactions;”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2013	PETT Acquisition Corp.

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Chief Financial Officer and Secretary

Date: November 12, 2013	Microsemi Corporation

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Executive Vice President,
Chief Financial Officer, Secretary and
Treasurer